Form 10-K, Exhibit 13
period 1994-03-31
BIOCRAFT LABORATORIES INC
filed 1994-07-01
CIK 763043

                                biocraft  LOGO

Selected Financial Highlights

INCOME STATEMENT DATA
(In thousands, except
per share data)
                                           Years ended March 31,
                                1994       1993      1992      1991     1990
Operating revenue..........  $143,356   $126,148  $ 92,268  $ 83,505  $112,772
Total revenue..............   143,886    126,638    92,774    85,084   114,911
Research and development...     9,923      8,662     8,755     6,056     5,506
Net earnings (loss)........     6,105*     5,856    (6,740)    3,708     3,166
Net earnings (loss) per
 share.....................      0.43*      0.42     (0.48)     0.27      0.23
Cash dividends per share...      0.10       0.10      0.10      0.10      0.10
Weighted average number of
    shares outstanding.....    14,160     14,086    14,018    13,983    13,957

* Includes $30 (less than $.01 per share) cumulative effect of change in method of accounting for income taxes.

BALANCE SHEET DATA
(In thousands, at year end)
Working capital............  $ 63,256   $ 60,642 $ 60,032  $ 62,919  $ 70,262
Total assets...............   168,073    170,147  164,252   157,378   155,960
Long-term obligations
  less current portion.....    48,582     52,255   56,405    45,109    41,514
Stockholders' equity.......    97,292     91,867   86,320    93,286    90,861

Corporate Profile

  Biocraft Laboratories, Inc. is a major manufacturer of generic drugs with total revenue in fiscal 1994 of over $143 million. The Company has facilities in Northern New Jersey and Missouri which produce over 70 dosage form products and certain bulk form antibiotics. Throughout its 30 years, Biocraft has been dedicated to providing safe and effective drugs at a reasonable cost to the consumers.

                              30 Years Of Service


To Our Shareholders



[PHOTO APPEARS HERE]                    In fiscal 1994 Biocraft sales set record
                                        levels, generating substantial earnings.
                                        Net sales climbed to $143 million, an
                                        increase of $30 million over fiscal
                                        1993, while earnings of $6.1 million
                                        ($.43 per share) surpassed the fiscal
                                        1993 results of $5.9 million ($.42 per
                                        share). For the fifth consecutive year,
                                        the Company paid a dividend of $.10 per
                                        share.

Product Review

  Leading the way in fiscal 1994 was our Amoxicillin chewable tablets, introduced in fiscal 1993. In June 1993, Biocraft also commenced sales of a 5 mg version of our gastrointestinal product, Metoclopramide.

  Our Mexico, Missouri facility was a bright spot in the year. In March 1994 the facility received FDA approval to manufacture bulk form Amoxicillin and Ampicillin, which is currently manufactured solely in our Waldwick, New Jersey facility. We expect to begin to manufacture bulk form Cephradine by the end of this year, subject to FDA approval. Because of process improvements, the cost of manufacturing bulk form Cephalexin began to drop in the fourth quarter. Over the mid-term (both alone and working with other companies) we expect to accelerate entry into the manufacture of new bulk form products.

Results of Operations

  A net sales increase of $30 million or 26% over fiscal 1993, compensated for the absence of $11.5 million that was contributed to fiscal 1993 revenue by the Cefixime production arrangement with American Cyanamid that terminated in late fiscal 1993.

  Moreover, gross profits improved to 23% of net sales in fiscal 1994 from 21% in the prior year, primarily as a result of higher gross profit margins associated with Biocraft's Amoxicillin chewable tablets, as biocraft  LOGO





[PHOTO APPEARS HERE]            Quality At The Forefront...The Company's four
                                Analytical Laboratories are equipped with state of the art instrumentation such as High
                                Performance Liquid Chromotography (HPLC) and computer technology to test the raw materials and components used in the manufacturing of Biocraft's bulk and finished products.


well as cost savings achieved in bulk manufacturing at Biocraft's Mexico, Missouri plant.


Quality Products

  At this writing, the Company is working to resolve regulatory issues with the FDA. Regardless of how this matter is resolved, I want to underscore for shareholders, customers and employees that throughout our thirty years in the generic drug business we have lived by our commitment to the manufacture of safe and effective products at reasonable prices. This has not been just a slogan at Biocraft. We take very seriously our responsibilities and are proud of the fact that Biocraft has made safe and effective medication available to many consumers where the cost of an alternative product might have been prohibitive.

Industry Outlook

  As you know, the past year saw significant strategic transactions by some of the drug industry's largest players. Manufacturers acquired distributors, brand-name companies acquired or made significant investments in generic companies, as the industry generally consolidated. Reportedly, these moves were fueled, at least in part, by concern over the future of an industry that has become the focal point of public scrutiny and government proposals intended, among other things, to contain the spiralling costs of healthcare in this country.

  Those transactions involving generic drug companies reflected several important acknowledgments. First, the consumer demand for safe and effective drugs at low

                              30 Years Of Service




[PHOTO APPEARS HERE]                 The Microbiology Laboratory at Biocraft's
                                     Waldwick, NJ plant performs tests to
                                     determine the microbiological purity of the water and ingredients used in the production of the Company's bulk and finished dosage products.




cost is continuing to gain increased support from third party payers, individual states, municipalities and the federal government, as well as elected officials. Second, the knowledge and skill required to manufacture generic drugs profitably is indeed specialized and not easily duplicated. Third, the channels of distribution will become increasingly important as drug companies strive to offer broad product lines. Antibiotics will be essential to complete any full line, affording Biocraft, a leading independent generic manufacturer of antibiotics, additional opportunity for growth.

  Against the background of industry developments, these factors clearly signify an important role for Biocraft and a broad range of opportunities in the times ahead.


/s/ Harold Snyder

Harold Snyder
Chairman, Chief Executive Officer
and President
                                 biocraft  LOGO

Management's Discussion And Analysis Of Financial Condition And Results Of Operations


  The following table sets forth the Company's unaudited quarterly operating results for the fiscal years ended March 31, 1993 and 1994.

                                   (In thousands, except per share data)
                                             Three Months Ended
               -----------------------------------------------------------------------------
               June 30,  Sept.30,  Dec.31,  Mar.31,  June 30,   Sept.30,   Dec.31,    Mar.31,
                1992       1992     1992     1993      1993      1993      1993       1994
               --------  --------  -------  -------  --------   --------  --------  ---------
Net sales      $22,201   $23,288   $28,816  $38,871   $35,823   $36,235   $36,605   $34,486
Gross profit     3,093     2,742     5,315   12,855     8,082     9,091     8,656     7,680
Net earnings       673       115     1,291    3,777     1,943*    2,017     1,438       707
Earnings          0.05      0.01      0.09     0.27      0.14*     0.14      0.10      0.05
 per share

*Includes $30 (less than $.01 per share) cumulative effect of change in method of accounting for income taxes. Net earnings for the quarter before the cumulative effect of this accounting change were $1,913 ($.14 per share).

  The following table sets forth as a percentage of net sales certain items appearing in the Company's consolidated statements of operations as well as the percentage change in the dollar amount of these items as compared to the prior period.

                                                            Period to Period
                                                          Increase (Decrease)
                                                          -------------------
                                   Percentage of Sales      1993      1994
                                  Years Ended March 31,      vs.       vs.
                                  1992    1993    1994      1992      1993
                                  ----    ----    ----      ----      ----
Net sales                         100.0%  100.0%  100.0%   34.3%     26.5%
Other operating income              9.5    11.5     0.1    62.0     (98.4)
Interest, dividend and other
 income                             0.6     0.4     0.4    (3.2)      8.2
                                  -----   -----   -----
Total revenue                     110.1   111.9   100.5    36.5      13.6
                                  -----   -----   -----
Cost of sales                      88.8    78.8    76.6    19.2      23.0
Research and development           10.4     7.7     6.9    (1.1)     14.6
Selling, general and
 administrative                    19.9    13.0     7.9   (12.0)    (22.7)
Interest expense                    4.3     4.4     3.2    36.3      (9.0)
                                  -----   -----   -----
Total costs and expenses          123.4   103.9    94.6    13.1      15.3
                                  -----   -----   -----
Earnings (loss) before income
 taxes (benefit) and cumulative
 effect of accounting change      (13.3)    8.0     5.9     N/A      (7.6)
Income taxes (benefit)             (5.3)    2.8     1.6     N/A     (28.0)
                                  -----   -----   -----
Net earnings (loss) before
 cumulative effect of
 accounting change                 (8.0)    5.2     4.3     N/A       3.7
Cumulative effect of
 change in method of
 accounting for income
 taxes                               --      --     0.0     N/A       N/A
                                  -----   -----   -----
Net earnings (loss)                (8.0)    5.2     4.3     N/A       4.3
                                  =====   =====   =====

[CHART APPEARS HERE]
Net Sales

  Net sales rose to a record level for the Company in fiscal 1994, increasing by $30 million (26%) and $28.9 million (34%)in the fiscal year ended March 31, 1994 and 1993, respectively, from the corresponding prior periods. The increase in fiscal 1994 resulted primarily from increased sales volume of Amoxicillin and Cephalexin products including Amoxicillin chewable tablets introduced by the Company in fiscal 1993. The increase in fiscal 1993 was primarily attributable to the introduction by the Company of six new products, especially Ketoprofen capsules and Amoxicillin chewable tablets. The increases would not have been achieved without the introduction of new products. Continued increases of this magnitude are unlikely without further product approvals from the Food and Drug Administration (FDA) and new drug approvals may be delayed pending resolution of inspection issues under discussion with the FDA (see Note 11 of notes to consolidated financial statements).

Gross Profit

  Gross profit margins were 23.4% in fiscal 1994, 21.2% in fiscal 1993 and 11.2% in fiscal 1992. The large increase in fiscal 1993, as well as the smaller increase in fiscal 1994, resulted primarily from higher gross profit margins associated with the Company's newly introduced products. Although the Company initially obtains higher sales prices for new products, intensified competition typically forces the Company to lower its sales price and reduce its profit margin.

Research and Development Expenses

  Research and development expenditures increased by approximately $1.3 million in fiscal 1994 after decreasing by approximately $100,000 in fiscal 1993 compared to the corresponding prior periods. The increase in fiscal 1994 resulted primarily from increased activity and costs in connection with the development and approval process for new generic drugs.

Selling, General and Administrative Expenses

  Selling, general and administrative expenses decreased by approximately $3.3 million in fiscal 1994 and $2 million in fiscal 1993 compared to the corresponding prior periods. The decreases were primarily due to decreased costs in connection with the manufacture of Cefixime (see Other Operating Income). Litigation settlements of approximately $400,000 and $800,000 in fiscal 1994 and 1992, respectively, are included in this item.

                              30 Years Of Service

Other Operating Income

  Other operating income decreased by approximately $12.8 million in fiscal 1994 after increasing by $5 million in fiscal 1993, compared to the corresponding prior periods. The changes in both years were due primarily to changes in the amount of revenues and other reimbursements from American Cyanamid Company (Cyanamid) under an agreement which provided for the Company's exclusive manufacturing of Cefixime for Cyanamid at the Company's Fairfield facility. The agreement expired on January 31, 1993. Other operating income in fiscal 1993 included a $1.3 million litigation settlement with Merck & Co. (see Note 9 of notes to consolidated financial statements).

Non-Operating Income and Interest Expense

  Interest, dividend and other non-operating income was approximately the same in fiscal 1994, 1993 and 1992.

  Interest expense decreased by approximately $500,000 in fiscal 1994 after increasing by $1.3 million in fiscal 1993 compared to the corresponding prior periods. Most of the Company's interest expense is attributable to the Company's $30 million bond issued in connection with the Company's facility in Mexico, Missouri. The increase in fiscal 1993 over 1992 resulted primarily from the absence of capitalized interest with respect to the bond as a result of the substantial completion of the Company's facility in Mexico, Missouri. The decrease in fiscal 1994 was due to reduced rates, during most of the fiscal year, on the Company's credit facilities, as well as reduced long-term debt. The Company anticipates a further reduction in its interest expense in the second half of fiscal 1995 as a result of the refinancing or remarketing of its $30 million bond, scheduled for September 1994.

Provision for Income Taxes

  The Company's effective tax rate/benefit fell to 28% in fiscal 1994, after falling to 36% in fiscal 1993 from 40% in fiscal 1992. The lower tax rate in fiscal 1994 resulted primarily from increased research and development credits as a result of the retroactive reinstatement by Congress of this tax credit. In addition, adjustments relating to the recent conclusion of tax examinations for the fiscal years ended in 1987 through 1990 contributed to the lower rate. These items more than offset the increase in deferred tax liability as a result of the increase in the statutory tax rate to 35%. In fiscal 1992, the Company incurred a loss for income tax as well as financial accounting purposes and the Company's tax exempt income therefore increased rather than decreased its income tax rate/benefit. In April 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of the change in accounting method increased net earnings by $30,000 or less than $.01 per share for the 1994 fiscal year.

[CHART APPEARS HERE]

Net Earnings (Loss)

For the various reasons noted above, the ratios of net earnings to net sales and net earnings to operating revenue, decreased from 5.2% and 4.6%, respectively, in fiscal 1993 to 4.3% (for both ratios) in fiscal 1994. In fiscal 1992 the Company had a net loss.


LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by earnings before interest, depreciation and taxes was approximately $20 million in fiscal 1994. Funds were primarily used to finance increased inventories ($8 million), capital expenditures ($6 million), income tax payments ($4 million), interest payments ($4 million) and net long-term debt repayment ($4 million). The Company was a net user of cash from operations primarily because of the large increase in inventories. Although inventory levels increased, inventory turnover improved to 2.4 in fiscal 1994 from 2.0 in fiscal 1993. The increase in inventories was also due in large part to an increase in products for which the Company is awaiting FDA approval and such approval may be delayed pending resolution of inspection issues under discussion with the FDA (see Note 11 of notes to consolidated financial statements). In addition, the Company paid a $1.4 million dividend and reduced its accounts payable by $3 million. As a result, cash and cash equivalents decreased by approximately $11 million during fiscal 1994. The Company maintained $63 million of working capital and a current ratio of 4.7:1 as of March 31, 1994, compared to $61 million of working capital and a current ratio of 3.8:1 as of March 31, 1993.

  The Company had total long-term obligations at March 31, 1994 of $54 million compared to $57 million at March 31, 1993, and its long-term obligations as a percentage of total capitalization decreased to 36% at March 31, 1994 compared to 38% at March 31, 1993.

  Most of the Company's long-term obligations is its 9.125% $30 million bond issued in September 1989 in connection with the construction of its facility in Mexico, Missouri. The bonds, due September 1, 2004, were issued by the Missouri Economic Development, Export and Infrastructure Board and secured by a Letter of Credit issued by the Bank of Tokyo, Ltd., New York Agency. The Letter of Credit agreement provides for a mortgage on the Mexico, Missouri facility. Principal amortization installments are in varying amounts, with an initial payment of $2.2 million in fiscal 1995. The Company plans to remarket or refinance the bonds in September 1994 and anticipates reducing its interest expense in the second half of fiscal 1995 as a result thereof.

                                 biocraft  LOGO

Management's Discussion And Analysis Of Financial Condition And Results Of Operations (Continued)

  In addition to the bonds, the Company has a $10 million revolving credit line ($7 million outstanding as of March 31, 1994) with National Westminster Bank NJ (NatWest), as well as a $3 million unsecured term loan and a $2.7 million mortgage. The Company also has a $10 million revolving credit line with Commerce Bank of St. Louis, N.A. (Commerce Bank) of which $3.25 million was outstanding as of March 31, 1994. Both credit lines are automatically extended for successive one-year periods unless the bank otherwise notifies the Company at least two months before the maturity date. In the event a bank elects not to renew, the Company may convert the revolving credit line into a term loan.

  The credit facilities with NatWest and Commerce Bank, as well as the Letter of Credit Agreement with Bank of Tokyo require, among other matters, that the Company meet certain financial covenants. The Company is in compliance with all required financial covenants.

  The Company's other outstanding long-term obligations include (i) $459,000 in connection with 15-year New Jersey Economic Development Authority Revenue bonds issued in December 1983, used to finance the Company's Paterson, New Jersey plant and which is secured by a mortgage on that plant and the Company's Elmwood Park plant; (ii) a $250,000 term loan agreement with the Missouri Department of Economic Development (MODED) and the City of Mexico, payable in 40 equal quarterly installments of $10,000 beginning September 1, 1990; and (iii) $9 million ($7.4 million present value) due pursuant to a 1990 litigation settlement agreement. (See Note 5 of notes to consolidated financial statements).

  The Company currently has no other significant long-term commitments and anticipates that it can satisfy its operating requirements and capital expenditure needs from its existing credit facilities as well as from internally generated funds.

Other

  In May 1993 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. Under the new rules, debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings.

  Presently, the Company classifies debt securities as held-for-investment and carries them at amortized cost. Other securities are reported at the lower of cost or market (LOCOM) and net unrealized losses are reported in earnings. The Company will apply the new rules starting in the first quarter of fiscal 1995. Application of the new rules will result in an immaterial increase in stockholders' equity as of April 1,1994, representing the recognition in stockholders' equity of unrealized appreciation, net of taxes, on the Company's investment in debt and equity securities determined to be available-for-sale, previously carried at amortized cost or at LOCOM.

  In November 1992, the FASB issued Statement No. 112, requiring accrual accounting for certain post employment benefits, such as disabilitiy benefits. The Company does not provide such post employment benefits.

MARKET FOR THE COMPANY'S COMMON STOCK,
DIVIDENDS AND RELATED STOCKHOLDER MATTERS

  The Company's Common Stock is traded on the New York Stock Exchange under the symbol "BCL". Set forth, for the periods indicated, are the high and low sale prices for the Common Stock on the New York Stock Exchange.

1993 FISCAL YEAR                                              High     Low
First Quarter..............................................  $25.88  $18.38
Second Quarter.............................................   20.25   16.63
Third Quarter..............................................   24.50   17.00
Fourth Quarter.............................................   24.50   18.38

1994 FISCAL YEAR
                                                              High    Low
First Quarter..............................................  $26.50  $15.75
Second Quarter.............................................   35.00   26.13
Third Quarter..............................................   37.63   18.88
Fourth Quarter.............................................   21.75   14.75

  There were 908 holders of record of the Company's Common Stock on June 10, 1994.

  On August 16, 1993 the Company declared its fifth consecutive annual cash dividend of $.10 per share on its Common Stock, which was paid on November 18, 1993. The Company's fourth annual dividend of $.10 per share on its common stock was paid on November 18, 1992. The payment of cash dividends is subject to the discretion of the Board of Directors and will be dependent upon many factors, including the Company's earnings, its capital needs and its general financial condition.

                              30 Years Of Service

BIOCRAFT LABORATORIES, INC.
Consolidated Balance Sheets
March 31, 1994 and 1993

                                                          1994      1993
                                                        --------  --------
                                                         (In thousands)
Assets
  Current assets:
    Cash and cash equivalents                           $  6,020  $ 17,286
    Marketable securities, at cost which is less than
     market                                                  733       739
    Receivables
      Trade                                               21,094    20,794
      Income taxes                                           214         -
      Other                                                  159       211
    Inventories                                           50,407    42,487
    Other current assets                                   1,557       539
                                                        --------  --------
        Total current assets                              80,184    82,056
  Property and equipment, net                             87,028    87,178
  Other assets and deferred charges                          861       913
                                                        --------  --------
                                                        $168,073  $170,147
                                                        ========  ========
Liabilities and Stockholders' Equity
  Current liabilities:
    Current installments of long-term obligations       $  5,566  $  4,818
    Accounts payable-trade                                 8,369    11,444
    Income taxes payable                                       -     1,565
    Accrued expenses                                       2,993     3,587
                                                        --------  --------
        Total current liabilities                         16,928    21,414
                                                        --------  --------
  Long-term obligations, excluding current installments   48,582    52,255
  Deferred income taxes                                    5,271     4,611
  Stockholders' equity:
    Preferred stock, $1.00 par value. Authorized
     2,000,000 shares;
     none issued                                               -         -
    Common stock, $.01 par value. Authorized 30,000,000
     shares;
     issued 14,189,365 in 1994 and 14,154,415 in 1993        142       142
    Additional paid-in capital                            42,242    41,468
    Retained earnings                                     55,910    51,217
    Less deductions for treasury stock and employee       (1,002)     (960)
     stock plans                                        --------  --------
        Net stockholders' equity                          97,292    91,867
                                                        --------  --------
  Commitments and contingencies
                                                        $168,073  $170,147
                                                        ========  ========

BIOCRAFT LABORATORIES, INC.
Consolidated Statements Of Operations
Years ended March 31, 1994, 1993 and 1992

                                                    1994     1933    1992
                                                  -------- -------- -------
                                                  (In thousands, except per
                                                         share data)
- - ----------------------------------------------------------------------------
Revenue:
  Net sales                                       $143,149 $113,176 $84,259
  Other operating income                               207   12,972   8,009
  Interest, dividend and other income                  530      490     506
                                                  -------- -------- -------
    Total revenue                                  143,886  126,638  92,774
                                                  -------- -------- -------
Costs and expenses:
  Cost of sales                                    109,640   89,171  74,825
  Research and development                           9,923    8,662   8,755
  Selling, general and administrative               11,362   14,702  16,710
  Interest expense                                   4,546    4,997   3,665
                                                  -------- -------- -------
    Total costs and expenses                       135,471  117,532 103,955
                                                  -------- -------- -------
  Earnings (loss) before income taxes (benefit)
   and cumulative effect of change in method of
   accounting for income taxes                       8,415    9,106 (11,181)
  Income taxes (benefit)                             2,340    3,250  (4,441)
                                                  -------- -------- -------
  Earnings (loss) before cumulative effect of
   accounting change                                 6,075    5,856  (6,740)
  Cumulative effect as of April 1, 1993 of change
   in method of accounting for income taxes             30       --      --
                                                  -------- -------- -------
    Net earnings (loss)                           $  6,105 $  5,856 ($6,740)
                                                  ======== ======== =======
Earnings (loss) per share:
  Earnings (loss) before cumulative effect of
   accounting change                                 $0.43    $0.42  ($0.48)
  Cumulative effect of accounting change                --       --      --
                                                  -------- -------- -------
  Net earnings (loss)                                $0.43    $0.42  ($0.48)
                                                  ======== ======== =======
    Weighted average number of shares outstanding   14,160   14,086  14,018
                                                  ======== ======== =======

BIOCRAFT LABORATORIES, INC.
Consolidated Statements Of Stockholders' Equity
Years ended March 31, 1994, 1993 and 1992


(In thousands, except per share data)
                                          Treasury
                          Common stock      stock                                 Stock Purchase Plans
                          ------------- -------------                            -----------------------
                                                                                                             Total
                                                         Additional    Retained    Deferred     Notes    stockholders'
                          Shares Amount Shares Amount  paid-in capital earnings  compensation receivable    equity
- - ----------------------------------------------------------------------------------------------------------------------
Balance at April 1, 1991  14,027  $140   (57)  ($818)      $39,212     $54,904      ($140)       ($12)      $93,286
Transactions related to
 employee stock plans         26                               196                     88           6           290
Shares issued under
 stockholder purchase
 plan                         51     1                         881                                              882
Net loss                                                                (6,740)                              (6,740)
Dividends ($.10 per
 share)                                                                 (1,398)                              (1,398)
                          ------  ----   ---   -----       -------     -------      -----        ----       -------
Balance at March 31,
 1992                     14,104   141   (57)   (818)       40,289      46,766        (52)         (6)       86,320
Transactions related to
 employee stock plans,
 including tax benefits        5                               311                    (88)          4           227
Shares issued under
 stockholder purchase
 plan                         45     1                         868                                              869
Net earnings                                                             5,856                                5,856
Dividends ($.10 per
 share)                                                                 (1,405)                              (1,405)
                          ------  ----   ---   -----       -------     -------      -----        ----       -------
Balance at March 31,
 1993                     14,154   142   (57)   (818)       41,468      51,217       (140)         (2)       91,867
Transactions related to
 employee and director
 stock plans, including
 tax benefits                 35                  (1)          772                    (43)          2           730
Shares issued under
 stockholder purchase
 plan                                                            2                                                2
Net earnings                                                             6,105                                6,105
Dividends ($.10 per
 share)                                                                 (1,412)                              (1,412)
                          ------  ----   ---   -----       -------     -------      -----        ----       -------
Balance at March 31,
 1994                     14,189  $142   (57)  ($819)      $42,242     $55,910      ($183)       $ --       $97,292
                          ======  ====   ===   =====       =======     =======      =====        ====       =======

See accompanying notes to financial statements

                              30 Years Of Service

BIOCRAFT LABORATORIES, INC.
Consolidatd Statement Of Cash Flows
Years ended March 31, 1994, 1993 and 1992

                                                       1994     1993     1992
                                                      -------  -------  -------
                                                            (In thousands)
Cash flows from operating activities:
  Net earnings (loss)                                 $ 6,105  $ 5,856  ($6,740)
  Adjustments to reconcile net earnings (loss)
   to net cash provided by (used in) operating
   activities:
    Depreciation and amortization                       6,647    6,030    4,781
    Imputed and non-cash interest expense                 832      850      839
    Non-cash compensation                                 403      137       88
    Equity in net (earnings) loss of affiliate            (39)      23      (16)
    Deferred income taxes                                (399)     406     (419)
    Cumulative effect of accounting change                (30)       -        -
    Loss (gain) on sale of fixed assets                     1       19       (5)
    Gain on sale of marketable securities                   -        -       (4)
    Changes in assets and liabilities:
      Trade receivables                                  (300)  (9,084)      58
      Income taxes receivable/payable                  (1,779)   5,697   (3,022)
      Inventories                                      (7,920)   3,955    3,864
      Accounts payable-trade                           (3,075)     542       56
      Accrued expenses                                   (594)    (249)     891
      Other assets                                        104     (412)      94
                                                      -------  -------  -------
      Net cash (used in) provided by operating
       activities                                         (44)  13,770      465
                                                      -------  -------  -------
Cash flows provided by (used in) investing
 activities:
  Capital expenditures                                 (6,365)  (7,099) (11,450)
  Proceeds form sale of fixed assets                        6        4       18
  Additions to marketable securities                        -     (366)       -
  Reductions in marketable securities                       -        -      200
                                                      -------  -------  -------
    Net cash used in investing activities              (6,359)  (7,461) (11,232)
                                                      -------  -------  -------
Cash flows provided by (used in) financing
 activities:
  Proceeds from long-term obligations                   8,750    8,600   13,000
  Payments of long-term obligations                   (12,529) (11,246)    (503)
  Dividends paid ($.10 per share)                      (1,412)  (1,405)  (1,398)
  Issuance of common stock                                126      869      882
  Transactions related to stock plans                     202       27      202
                                                      -------  -------  -------
    Net cash (used in) provided by financing
     activities                                        (4,863)  (3,155)  12,183
                                                      -------  -------  -------
    Net (decrease) increase in cash and cash
     equivalents                                      (11,266)   3,154    1,416
Cash and cash equivalents at beginning of year         17,286   14,132   12,716
                                                      -------  -------  -------
Cash and cash equivalents at tend of year             $ 6,020  $17,286  $14,132
                                                      =======  =======  =======
Supplemental cash flow information:
  Noncash financial and investing activities:
  Increase in marketable securities                         -     ($72)       -
  Decrease in trade receivables                             -       72        -

                See accompanying notes to financial statements
                                biocraft  LOGO

Notes To Consolidated Financial Statements

1) Summary of Significant Accounting Policies

  (a)  Principles of Consolidation

  The consolidated financial statements include the accounts of Biocraft Laboratories, Inc. (the Company) and its wholly owned subsidiary, Pacific American Insurance Company (PAIC).

  The equity method of accounting is used for the Company's investment in Delmarva Laboratories, Inc. (Delmarva), a distributor of veterinary pharmaceutical products, including products produced by the Company. The Company owns a 25% interest in Delmarva, which is included in other assets in the accompanying consolidated balance sheets.

  (b) Inventories

  Inventories are stated at the lower of cost (last-in, first-out (LIFO)) or market and include appropriate elements of material, labor and manufacturing overhead.

  (c) Depreciation and Amortization

  Depreciation and amortization of property and equipment are provided for under the straight-line method based on estimated useful lives as follows:

     Buildings and improvements..................  15 to 40 years

     Machinery and equipment.....................   3 to 10 years
                                                    -------------

  Expenditures for major renewals and betterments to property and equipment are capitalized and expenditures for maintenance and repairs are charged to operations as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation are eliminated from the accounts. Any resulting gain or loss is reflected in operations.

  (d) Income Taxes

  Effective April 1, 1993, the Company adopted FASB Statement No.109, "Accounting for Income Taxes" (Statement 109). Under Statement 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. As permitted by Statement 109, the Company elected not to restate the financial statements of any prior years. The cumulative effect of the change in accounting method increased net earnings by $30,000 or less than $.01 per share for the 1994 fiscal year.

  (e) Trade Receivables

  Trade Receivables for the fiscal years ended March 31, 1994 and 1993 are shown net of an allowance for bad debts of $240,000 and $230,000, respectively.

  (f) Concentration of Credit Risk

  The Company is engaged in the manufacture and sale of generic pharmaceutical products. The Company's manufacturing plants are located in New Jersey and Missouri. Its products are sold throughout the United States. The Company performs ongoing credit evaluation of its customers' financial condition and, generally, requires no collateral from its customers.

  (g) Earnings (Loss) Per Share

  Earnings (loss) per share is based on the weighted average number of common shares, as well as common share equivalents (stock options) to the extent dilutive, outstanding during the year.

  (h)  Reclassifications

  Certain 1993 and 1992 items have been reclassified to conform with 1994 classifications.

2) Cash Equivalents and Marketable Securities

  Cash equivalents consist of those securities with maturities of three months or less when purchased. Marketable securities are stated at the lower of cost or market value. Interest and dividend income realized from the aggregate of such investments was approximately $500,000 during each of fiscal 1994, 1993 and 1992.

  In May 1993 the FASB issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement, which is required to be adopted in fiscal 1995 and reflected prospectively, requires that, except for debt securities classified as "held to maturity," investments in debt and equity securities be reported at fair value. Changes in unrealized gains and losses for securities classified as "available for sale" are recorded directly to stockholders' equity, net of applicable income taxes. The adoption of this Statement is expected to result in an immaterial increase in stockholder's equity as of April 1, 1994.

  3) Inventories

  Inventories at March 31 consisted of:

                                            1994       1993
                                            (In thousands)
Finished goods                            $ 9,478    $ 9,110
Work in process                            19,498     16,797
Raw materials and supplies                 18,821     15,370
                                          -------    -------
                                           47,797     41,277
Excess of LIFO over FIFO                    2,610      1,210
                                          -------    -------
                                          $50,407    $42,487
                                          =======    =======

                       Celebrating 30 Years Of Service

  As noted above, at March 31, 1994 and 1993, the LIFO cost of inventories exceeded current cost by approximately $2.6 million and $1.2 million, respectively. Allocation of the LIFO reserve among the components of inventory is impractical. As of March 31, 1994 and 1993, inventories include approximately $4.6 million and $2.3 million, respectively, of inventory costs, principally raw materials, relating to products for which the Company is awaiting regulatory approval.

4) Property and Equipment

  A summary of property and equipment, at cost, follows:

                                    March 31,
                                    ---------
                                  1994      1993
                                  ----      ----
                                  (In thousands)
Land                            $  1,508  $  1,508
Buildings and improvements        67,944    66,255
Machinery and equipment           51,937    47,152
Construction in progress              33        88
                                --------  --------
                                 121,422   115,003
Less accumulated depreciation     34,394    27,825
                                --------  --------
                                $ 87,028  $ 87,178
                                ========  ========

5) Long-term Obligations

  A summary of long-term obligations follows:

                                       March 31,
                                       --------
                                     1994      1993
                                   --------  --------
                                    (In thousands)
NatWest mortgage due in 1997       $  2,700  $  3,420
Unsecured NatWest term loan
 and credit line                     10,000     7,000
Unsecured Commerce Bank
 credit line                          3,250     8,000
Bonds due in 2004                    30,000    30,000
MODED loan due in 2000                  250       290
Mortgage due in 1999                    459       721
Other                                 7,489     7,642
                                   --------  --------
                                     54,148    57,073
Less current installments             5,566     4,818
                                   --------  --------
                                   $ 48,582  $ 52,255
                                   ========  ========

  In November 1992, the Company secured a $3.6 million five year term loan from National Westminster Bank NJ (NatWest), which is secured by a mortgage on the Company's Fair Lawn, New Jersey property and its warehouse in Waldwick, New Jersey. Principal on the mortgage is payable in 20 equal quarterly installments of $180,000 which commenced in February, 1993.

  In March 1992, the Company secured a $10 million revolving credit line and a $5 million five year term loan from NatWest. Under the credit line, as amended and extended, NatWest agreed to advance up to $10 million through September 1995, which period, at the option of the Company provided it is then in compliance with the terms of the credit agreement, is automatically extended for successive one-year periods unless NatWest otherwise notifies the Company at least two months before the maturity date. In the event NatWest elects not to renew, the Company may, provided it is then in compliance with the terms of the credit agreement, convert the revolving credit line into a two year term loan payable in eight equal quarterly installments beginning on the first day of the fourth succeeding month. Principal on the term loan is payable in 20 equal quarterly installments of $250,000 which began on May 15, 1992.

  Interest on the NatWest credit line as well as the term loans is based on market indices selected by the Company. As of March 31, 1994, the Company had outstanding $7 million under the credit line at a rate of 4.46%, the rate on the mortgage was 4.34%, and the rate on the term loan was 4.40% (all of which are .9% above NatWest's cost of funds at the time of borrowing).

  The Company also has a revolving credit line from Commerce Bank of St. Louis, N.A. (Commerce Bank). Under the credit line, as amended and extended, Commerce Bank agreed to advance up to $10 million through September 1995. Interest on the loan is based on market indices selected by the Company when it borrows under the credit line. As of March, 31, 1994, the Company had outstanding $3.25 million at an interest rate of 3.50% with respect to $1.75 million and 4.43% (.8% above LIBOR) with respect to $1.5 million.

  Both unused lines of credit are subject to a bank commitment fee in an amount equal to .25% per annum.

  In September 1989, the Company completed a $30 million financing for its Mexico, Missouri facility. The project was funded primarily from the proceeds of bonds due in September 2004 issued by the Missouri Economic Development, Export and Infrastructure Board and secured by a Letter of Credit issued by the Bank of Tokyo, Ltd., New York Agency. The Letter of Credit agreement provides for a mortgage on the Mexico, Missouri facility. The bonds bear interest at a rate equal to 9.125% per annum for a five-year period and thereafter at the Company's election, from time to time, at a variable or fixed rate. In addition, the Company pays an annual fee of approximately .80% per annum for the letter of credit. Principal amortization installments are in varying amounts commencing in fiscal 1995.

                                biocraft  LOGO

  The credit facilities with NatWest and Commerce Bank, as well as the Letter of Credit Agreement with Bank of Tokyo require, among other matters, that the Company meet certain financial covenants. The Company is in compliance with all such covenants.

  In May 1990, the Company entered into a $400,000 term loan agreement with the Missouri Department of Economic Development (MODED) and the City of Mexico.
This loan is payable in 40 equal quarterly installments of $10,000 beginning September 1, 1990. Such term loan bears simple interest equal to $20,000 in the aggregate over the term of the loan, payable in 10 equal installments. The loan requires the Company to create a certain number of new jobs with at least 51% of all new jobs from families classified as "low and moderate income" in Missouri, within 24 months of commencement of the operations at the Company's Mexico, Missouri plant and is collateralized by certain machinery and equipment subject to the senior security interest in favor of the Bank of Tokyo, Ltd.

  The mortgage obligation due in 1999 relates to proceeds realized from New Jersey Economic Development Authority Revenue bonds used to finance the Company's Paterson, New Jersey plant facility which was purchased from its principal officers/stockholders. Such mortgage is payable in monthly principal installments of approximately $8,000 to January 1999, plus interest at a rate of 75% of Valley National Bank's prime rate (an interest rate of 4.69% at March 31,
1994). The mortgage obligation is secured by the Company's Elmwood Park and Paterson facilities. Among other matters, this obligation requires the Company to satisfy certain financial covenants.

  The net book value of property and equipment pledged at March 31, 1994 under the aforementioned bond and mortgage obligations aggregated approximately $64 million.

  Long-term bond and bank principal payments, assuming conversion into a term loan, at maturity, of each revolving credit line, in each of the next five years ending March 31, 1998, are as follows: 1995-$4,066,000; 1996-$8,467,000; 1997-
$7,068,000; 1998-$4,373,000; and 1999-$2,113,000.

  The Company believes that the fair value of its long-term bond and bank obligations approximates the carrying value included in the financial statements.

  Other long-term obligations represent the present value of the remaining payments due in connection with a litigation settlement reached in March 1990 concerning a patent on a particular form of Cefadroxil Monohydrate. Required annual payments are $1.5 million in both fiscal 1995 and 1996, and $3 million in both fiscal 1997 and 1998.

  Interest paid, net of capitalized interest, in the years ended March 31, 1994, 1993 and 1992 aggregated $3.7 million, $4.1 million and $2.8 million, respectively. Capitalized interest amounted to approximately $1 million in fiscal 1992.

6) Transactions with Related Parties

  Certain officers/stockholders of the Company are also principal stockholders of Groundwater Decontamination Systems, Inc. (GDS). GDS has granted the Company a non-exclusive license to use certain of GDS's patented processes presently employed in the Company's decontamination efforts at its Waldwick plant. The license (terminable by the Company on 45 days' notice) provides for a royalty of $120,000 increasing annually by the percentage increase in the consumer price index during the preceding year.

  Royalties paid to GDS and charged to operations for the years ended March 31, 1994, 1993 and 1992 amounted to $12,000 , $9,000 and $14,000, respectively.
The balance of royalties under this license have been waived by GDS for each of these years.

  Certain officers/stockholders are the principal stockholders of HS Realty Company, Inc. (HS Realty), a company that owns property adjacent to the Company's Waldwick plant. The Company has agreed with HS Realty to extend to such property the groundwater decontamination work currently being done at the Waldwick plant. The agreement also provides that the Company will be entitled to recover its expenses of performing such work from the profits, if any, from the future sale or lease of the property.

  The Company has a five-year employment agreement with its President, who is also a principal stockholder, which expires in March 1995. The agreement provides for annual compensation at the rate of $500,000 per annum during the first year of the term, increasing annually thereafter by the greater of 10% or the percentage increase in the consumer price index during the preceding year. The President agreed to waive any increase in compensation for each year of his employment agreement.

  The Company owns a 25% interest in Delmarva, a distributor of veterinary pharmaceutical products (see Note 1). During fiscal 1994, 1993 and 1992, the Company recognized income of $39,000, a loss of $23,000 and income of $16,000, respectively, its proportionate share of Delmarva's net income or loss. The Company also had approximately $4.5 million, $2.3 million and $1.8 million of sales to Delmarva and earned exclusive distribution fees from Delmarva of approximately $121,000, $111,000 and $113,000 in fiscal 1994, 1993 and 1992, respectively.

                       Celebrating 30 Years Of Service

  As of March 31,1994 and 1993, accounts receivable from Delmarva totalled $662,000 and $775,000, respectively.

  A member of the Company's Board of Directors serves as President of B.V. Chemie Pharmacie Holland (C.P.H.). The Company purchased from or through such firm bulk pharmaceutical chemicals for approximately $8.4 million, $10.6 million and $4.0 million in the fiscal years ended March 31, 1994, 1993 and 1992, respectively. In addition, in the year ended March 31, 1992, the Company sold approximately $200,000 of bulk pharmaceuticals to Chemie.

7) Income Taxes

  The Company adopted Statement 109, "Accounting for Income Taxes," as of April 1, 1993, which changes its method of accounting for income taxes from the deferred method (Accounting Principles Board Opinion No. 11 - APB 11) to an asset and liability approach. The cumulative effect of this change in accounting method on net income was a credit of $30,000 (less than $.01 per share) and was reflected as of April 1, 1993. Income taxes for fiscal 1993 and 1992 are measured under APB 11.

  Statement 109 requires recognition of deferred tax liabilities and assets for the estimated future tax consequences attributable to temporary differences. Such temporary differences exist when the tax basis differs from the financial reporting amount of assets or liabilities. All tax liabilities and tax assets are measured using current tax law and applicable rates.

  Statement 109 further requires adjustment of tax balances to reflect enacted changes in tax law or rates in the period of enactment. Accordingly, fiscal 1994 results include increased tax expense resulting from the enactment of the Omnibus Budget Reconciliation Act of 1993 (the Tax Act) in August. The Tax Act increased the statutory corporate income tax rate one percent (to 35 percent) and made other changes including a retroactive reinstatement of the research and development credit.

  The components of income tax expense (benefit) follow:

                                      Years ended March 31,
                                    -------------------------
                                     1994      1993      1992
                                    -------  -------  -------
                                         (In thousands)
Federal:
 Current                            $ 1,498  $ 1,965  $(3,907)
 Deferred                               542      895       74
State (substantially all deferred)      300      390     (608)
                                    -------  -------  -------
                                    $ 2,340  $ 3,250  $(4,441)
                                    =======  =======  =======

  The computed "expected" tax expense (benefit) is based upon Federal statutory rates of 35% in fiscal 1994 and 34% in fiscal 1993 and 1992. Items that determine the effective rate of the provision for income taxes follow:

                                        Years  ended March 31,
                                      --------------------------
                                       1994      1993     1992
                                      ------    ------   -------
                                            (In thousands)
Computed "expected"
 tax expense (benefit)                $2,945    $3,096   $(3,801)
State taxes (benefit), net of
 Federal income tax benefit              200       258      (401)
Credit related to research
 activities                             (639)      (70)     (237)
Tax free investment income               (49)      (34)      (64)
Change in enacted tax rate               190         -         -
Tax settlement                          (293)        -         -
Other, net                               (14)                 62
                                      ------    ------   -------
                                      $2,340    $3,250   $(4,441)
                                      ======    ======   =======
Effective tax rate                        28%       36%       40%

  Temporary differences which give rise to the net deferred tax liability as of March 31, 1994 are as follows:

Deferred tax liabilities:
  Property and equipment                                   $10,300
  Other                                                      1,118
                                                           -------
Total deferred tax liabilities                              11,418
Deferred tax assets:
  AMT credit carryforward                 $4,393
  Research and development credit
   carryforward                              295
  Charitable contribution carryforward       406
  State tax loss carryforwards, net of
   Federal tax benefit                       354
  Inventory related adjustments              843
  Other                                      945
                                          ------
Total deferred tax assets                                    7,236
                                                           -------
Net deferred tax liabilities                                 4,182

Amounts included in other current assets                     1,089
                                                           -------
Deferred income taxes                                      $ 5,271
                                                           =======

  The alternative minimum tax (AMT) credit carryforwards do not expire, the research and development credit carryforward expires in 2009 and the charitable contribution deduction carryforwards expire in 1995 through 1998. The principal sources of deferred taxes for the years ended March 31, 1993 and 1992 were: litigation settlements (additional taxable income of $800,000 in 1993 and $1 million in 1992); depreciation (lower taxable income of $7 million in 1993 and $4 million in 1992); a $3 million net operating loss arising in 1992 and used to reduce deferred taxes in 1992, which deferred taxes were substantially restored in 1993; a tax biocraft  LOGO
credit carryforward of $70,000 in 1993 and $200,000 in 1992; and an alternative minimum tax liability of $2 million in 1993. In addition, a state tax benefit of approximately $600,000 was applied as a reduction of deferred taxes in 1992. Income tax benefits related to employee and director stock plans credited directly to stockholders' equity totalled $105,000 and $63,000 in fiscal 1994 and 1993, respectively.

  Income taxes paid in the years ended March 31, 1994, 1993 and 1992 aggregated approximately $4.4 million, $950,000 and $325,000, respectively.

8) Common Stock, Profit-sharing and Pension Plans

  In January 1985, the Company adopted an incentive stock option plan (option plan) and a restricted stock purchase plan (purchase plan) pursuant to which 300,000 shares of common stock under each plan have been reserved for issuance to eligible employees. The exercise price of a stock option under the option plan shall not be less than the fair market value of the common stock at the date of grant, unless designated as a non-qualified stock option by the Board of Directors; the purchase price under the purchase plan may not be less than 10% of the fair market value of the common stock at the date of grant.

  Option transactions during the fiscal years ended March 31, 1994, 1993 and 1992 are shown below:

                      1994     1993     1992
                      ----     ----     ----
Outstanding at
 beginning of year   24,300   13,000    38,700
Granted              33,350   18,000
Exercised           (17,775)  (5,300)  (25,700)
Forfeited           ( 2,300)  (1,400)
                     ------   ------    ------
Outstanding at
 end of year         37,575   24,300    13,000
                     ======   ======    ======
Exercisable at
 end of year          9,200    2,900     4,300
                     ======   ======    ======
Average Exercise
 Price                $4.96    $4.57     $3.77
                     ======   ======    ======

  During fiscal 1994 and 1993, options were granted at an exercise price of $5.00 per share. Options were exercised in fiscal 1994, 1993 and 1992 at an average exercise price of $4.50, $4.26 and $7.65 per share, respectively. The options forfeited had an average per share exercise price of $5.00 and $3.86 in fiscal 1994 and 1993, respectively.

  Amortization of deferred compensation related to such options charged to operations in the years ended March 31, 1994, 1993 and 1992 was $ 325,000, $137,000 and $54,000, respectively.

  At March 31, 1994, an aggregate of approximately 112,000 shares of the Company's common stock was issued under the purchase plan, including approximately 9,000 shares issued during 1994, at a price of $2.00 per share. The Company subsequently repurchased 375 shares at a cost of $ 2.00 per share in fiscal 1994. The difference between the fair market value and the purchase price of shares purchased under the purchase plan is charged to operations over the vesting periods. Amortization of such deferred compensation charged to operations in the years ended March 31, 1994 and 1992 was $78,000 and $34,000, respectively.

  In fiscal 1990, the Company adopted the Directors' Stock Option Plan (directors' plan) pursuant to which 150,000 shares of common stock have been reserved for issuance to directors of the Company who are not Company employees at an option price equal to the value of such shares on the date of grant. During fiscal 1994, a total of 8,000 options were exercised by directors at an exercise price of $15.50 per share. As of March 31, 1994, options to purchase 17,000 shares under the directors' plan were outstanding, of which options to purchase 10,000 shares were currently exercisable at option prices ranging from approximately $15 to $18 per share.

  The Company has a qualified profit-sharing plan covering eligible non-union employees except certain employees hired in Missouri. The plan provides for an annual contribution as determined by the Company; such contribution is not to exceed the amount deductible as expense in accordance with the Internal Revenue Code. Profit-sharing plan contributions charged to operations for the years ended March 31, 1994, 1993 and 1992 amounted to approximately $1.3 million, $1.1 million and $1.0 million, respectively.

  In October 1987, the Company adopted the Employee Money Purchase Pension Plan which provides for a mandatory employer contribution of 3% of annual compensation, excluding bonuses and overtime. Contributions to such plan charged to operations for the years ended March 31, 1994, 1993 and 1992 amounted to approximately $ 384,000, $316,000, and $280,000, respectively. At the same time, the Company also adopted the 401(k) Savings Plan which provides for voluntary employee salary deferrals. Employer matching of $.50 for each dollar contributed up to a maximum match of 2% of compensation is provided for those employees who do not participate in the profit-sharing plan. Matching contributions to the 401(k) Plan charged to operations amounted to $34,000, $20,000 and $18,000 in fiscal 1994, 1993 and 1992, respectively. Both plans are provided for non-union employees.

                       Celebrating 30 Years of Service

  Pension contributions to a multi-employer plan in accordance with various union agreements were $351,000, $370,000 and $393,000 in 1994, 1993 and 1992, respectively.

  In November 1992, the FASB issued Statement No. 112, requiring accrual accounting for certain post-employment benefits, such as disability benefits. The Company does not provide such post-employment benefits.

9) Litigation Settlement

  In February 1986, Hoffmann-LaRoche, Inc. (Roche) obtained a declaratory judgment that the Company was not entitled to withhold royalties under a license for the right to manufacture and sell a patented drug, which patent expired in June 1988. In February 1994 this matter was settled by the Company and the case was dismissed. The Company paid Roche $250,000.

  In May 1992, the Company settled a litigation with two former sales representatives. Without any admission of liability, the Company agreed to pay $175,000, which amount, together with related legal fees, was expensed in the fiscal year ended March 31,1992.

  In May 1992 the Company settled its litigation with Merck & Co., Inc. (Merck) regarding Merck's patent for Amiloride Hydrochloride with Hydrochlorothiazide, which patent was found invalid. The parties agreed to the dismissal of the Company's claim for damages and to release each other from all claims arising from the litigation and Merck paid the Company $1.3 million, which amount was included in the Company's other operating income in fiscal 1993. There was no admission of liability by Merck.

10) Segment Information and Other Matters

  The Company operates in one industry segment (generic pharmaceutical products). Although the Company's net sales included both finished dosage form products and bulk material, sales of bulk material constituted less than 1% of the Company's total sales for each of the fiscal years ended March 31, 1994, 1993 and 1992. No one customer accounted for 10% or more of net sales for the fiscal years ended in 1994, 1993 and 1992.

11) Contingencies

  At March 31, 1994, the Company was involved in certain litigation and other claims related to its operations.

  In September 1980, the Company entered into an administrative consent order with the New Jersey Department of Environmental Protection (DEP) pursuant to which the Company agreed to among other things, monitor and take certain action to remediate contamination of the groundwater beneath the Company's Waldwick, New Jersey plant by use of microbiological decontamination wells which were installed in fiscal 1981. This order has been modified to include action to be taken to monitor and, if necessary, remediate possible contamination of the groundwater below the property adjacent to the Waldwick facility. The Company does not expect the continued cost of this remediation to be material.

  On June 8, 1989, the United States Environmental Protection Agency (EPA) notified the company that it was a potentially responsible party (PRP) along with other generators of industrial waste, the site owners and operators, and transporters of wastes to the site, for the alleged releases of hazardous substances from a waste management site in Elkton, Maryland, known as the "Spectron Site." The Company has participated with other PRPs in investigating and remediating the site under a Consent Order entered into with EPA in August 1989. As of March 31, 1994, the Company has paid approximately $224,000 to the PRP group, all of which was paid prior to fiscal 1994, for its share of clean-up costs, based on volumetric allocation of waste shipments to the Spectron Site. On March 19, 1990, EPA sent another letter to the Company notifying it of potential liability for planned additional remedial work at the Spectron site. The additional remedial work arises from alleged releases of hazardous substances at the Spectron site during the period of 1968 to 1982, known as the Galaxy period. The Company has decided to join with other PRPs in the negotiation of a Consent Order with EPA for the additional remedial work related to the Galaxy period.

  The Company is one of over 400 defendants in an action entitled "Transtech Industries, Inc. et al v. A & Z Septic Clean, et al" pending in the federal district court for New Jersey, regarding hazardous waste allegedly shipped to the Kin-Buc Landfill in New Jersey; has been notified by the North Carolina Department of Environment, Health and Natural Resources that it believes that the Company was one of approximately 1,500 entities that caused hazardous material to be shipped to a waste treatment facility previously operated by the Seaboard Chemical Corporation at Jamestown, North Carolina; and is one of more than 900 entities notified that it has shipped hazardous waste to a site in Caldwell County, North Carolina. It is not possible to predict with any level of certainty the Company's potential exposure with respect to the aforementioned matters. However, considering the number of potentially responsible parties, many of which are substantial corporations, and the Company's small proportion of the total volume of waste sent to the sites in question, the biocraft  LOGO

Company believes that its portion of such liability, if any (including any site clean-up costs), is not likely to be material to the Company.

  In November 1993, a class action was commenced in the United States District Court for the District of New Jersey against the Company and certain officers of the Company. The action purports to allege securities fraud and common law claims on behalf of purchasers of the Company's stock, based on alleged misrepresentations and omissions in the Company's publicly filed statements and press releases regarding the Company's compliance with FDA concerning the Company's manufacture of its products. Plaintiffs seek compensatory and punitive damages in an unspecified amount, as well as attorney's fees and other costs of the lawsuit. On May 9, 1994, the Company moved to dismiss the complaint on the grounds that, among other things, it fails to state a claim upon which relief can be granted.

  The Company is in discussions with the FDA over issues arising from an inspection in May 1994. The FDA has requested that the Company take additional steps to remedy alleged noncompliance with current Good Manufacturing Practices (cGMPs), primarily as they relate to certain of the Company's products. The Company believes that its marketed products meet appropriate standards and are safe and effective, and that it is in substantial compliance with current cGMPs. Although the Company cannot predict the outcome of these discussions and no assurances can be made, it is hopeful that a mutually acceptable resolution can be reached with the FDA without litigation.

  In addition, the Company is also a party to other litigation incidental to its business.  In management's opinion, after consulting legal counsel, it is unlikely that the ultimate resolution of such litigation and the matters discussed above will have a material adverse effect on the Company's consolidated financial position.
- - --------------------------------------------------------------------------------

Independent Auditors' Report

Ernst & Young

The Board of Directors and Stockholders
Biocraft Laboratories, Inc.

  We have audited the accompanying consolidated balance sheets of Biocraft Laboratories, Inc. and subsidiary as of March 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of Biocraft Laboratories, Inc. for the year ended March 31, 1992, were audited by other auditors whose report dated June 15, 1992 (except as to note 5, which was as of June 22, 1992) expressed an unqualified opinion on those statements.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the 1994 and 1993 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biocraft Laboratories, Inc. and subsidiary at March 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the financial statements, effective April 1, 1993, the Company changed its method of accounting for income taxes.

 Hackensack, New Jersey                                     /s/ Ernst & Young
 June 28, 1994

                             30 Years Of Service

Directors and Executive Officers
[PHOTO APPEARS HERE]                 BOARD OF DIRECTORS
                                     Seated Left To right
                                     1. Beryl L. Snyder, 2. Jay T. Snyder
                                     3. Beatrice Snyder.

                                     Standing Left To right:
                                     4. Gerard Klein, 5. Marvin Thalenberg, M.D.
                                     6. G. Harold Welch, Jr., 7. Harold Snyder
                                     8. James J. Rahal, Jr.,M.D., 9. Madelon
                                     Devoe Talley, 10. Brian S. Snyder



DIRECTORS AND EXECUTIVE OFFICERS

HAROLD SNYDER
Chairman, Chief Executive Officer, President and Director

BEATRICE SNYDER
Senior Vice President, Secretary and Director

BERYL L. SNYDER
Senior Vice President, General Counsel and Director

BRIAN S. SNYDER
Vice President, Controller and Director

JAY T. SNYDER
Vice President - Research & Product Development and Director

HARMON ARONSON, PH.D
Vice President - Non-Antibiotic Operations

LEONARD E. BUSTAMANTE
Vice President - Quality Management

MELVIN KAUFMAN
Vice President - Antibiotic Operations

GERALD MOSKOWITZ
Vice President - Sales

STEVEN J. SKLAR
Vice President, Treasurer and Chief Financial Officer

JOY BLOODSAW
Associate Vice President - Purchasing

HARVEY RICHARDS
Associate Vice President - Regulatory Affairs

GERARD KLEIN
Director, President of B.V. Chemie Pharmacie, Holland (C.P.H.) (Pharmaceutical Suppliers)

JAMES J. RAHAL, JR., M.D.
Director, Infectious Disease Section, The New York Hospital Medical Center of Queens; Clinical Professor of Medicine, Albert Einstein College of Medicine

MADELON DEVOE TALLEY
Director, Writer, Investment Consultant, Governor, National Association of Security Dealers, Vice Chairman of Board, W.P. Carey & Company, Trustee, Smith Barney Shearson Special Funds

MARVIN M. THALENBERG, M.D.
Director, Specialist and Instructor in Internal Medicine, Commissioner of Health Rockland County, NY

G. HAROLD WELCH, JR.
Director, Former President of Yale-New Haven Medical Center, Inc.; Chairman South Central Connecticut Regional Water Authority, Chairman, Radkowsky Thorium Power Corporation


CORPORATE INFORMATION

INDEPENDENT AUDITORS
Ernst & Young
433 Hackensack Avenue,
Hackensack, NJ  07601

SPECIAL COUNSEL
Proskauer Rose Goetz & Mendelsohn
1585 Broadway, New York, NY  10036

REGISTRAR AND TRANSFER AGENT
American Stock Transfer and Trust Co.
99 Wall Street, New York, NY  10005

STOCK LISTING
The Company's Common Stock is traded on the New York Stock Exchange under the symbol "BCL."

FORMS 10-K AND 10-Q AVAILABILITY
The Company's Annual Report filed with the SEC on Form 10-K and Quarterly Reports filed with the SEC on Form 10-Q are available without charge upon written request to:

Ethyl Andersen,
Biocraft Laboratories, Inc.
18-01 River Road,
Fair Lawn, NJ 07410